INVEST IN **AFRICA EATS**

For-profit solutions to hunger and poverty in Africa



africaeats.com Seattle WA

Infrastructure | Food | Main Street | Manufacturing | Agriculture

LEAD INVESTOR

Rex Wardlaw

Food scarcity has been a major problem in Africa since I first visited there in 1975. Africa Eats is providing expertise and financing to bring healthy food options to millions of Africans while supporting thousands of small farmers who previously had no way to reach major markets. The entrepreneurs doing this work are visionary but are in ongoing need of capital to expand their operations. Africa Eats is filling a major gap in that capital chain.

Invested $10,000 this round

Highlights

1. Your investment can help to feed Africa, not as charity but by building the food supply chain

2. That food is grown by "smallholder" farmers, growing their incomes 50%-500%, ending their poverty

3 Aggregate revenues across Africa Eats LTD's portfolio companies = $9.8
2 That food is grown by "smallholder" farmers, growing their incomes 50%-500%, ending their poverty

3. Aggregate revenues across Africa Eats LTD's portfolio companies = $9.8 million in 2020, growing 61% YoY since 2014

4. Fast growth through services to homegrown African startups who know their markets

5. Africa Eats SPC filling in the gaps, helping these companies grow to be big, national-scale companies

Our Team

Our Team



Luni Libes Co-founder & CEO

30 year serial entrepreneur. Founder of Fledge, a global network of business accelerators. Author of "The Next Step" books for entrepreneurs. Creator of "The Angel Accelerator". Taught entrepreneurship at multiple business schools.

We do this work because it is needed, because so few others are doing it, and because we love the core idea of making money while solving some of the big problems of the world, e.g. hunger and poverty.



Jumaane Tafawa Co-founder & Executive Director

20+ year expert on corporate growth, having started and grown multiple multi-hundred million-dollar African companies and also helped expand Fortune 1000 companies across the African continent. Harvard Kennedy MPA.

Pitch


AFRICA
EATS


2 ZERO HUNGER
1 NO POVERTY
A for-profit solution tackling hunger & poverty


AFRICA
EATS


Agriculture is the #1 industry in Africa
1+ billion people
80%+ farmers
(or children of farmers)
35%-45%
post-harvest losses
2 ZERO HUNGER


$11 billion
spent importing food
+ $4 billion
in food aid
+ a population doubling by 2040
1 NO POVERTY


A novel Platform with
AFRICA
EATS
27
vetted & trained
companies
AGROMYX
OBRI
LIVESTOCK


Historic Revenues
$150,000,000
$120,000,000
$90,000,000
$60,000,000
$30,000,000
$0
61%
CAGR
$599,836
$1,197,997
$1,686,722
$2,735,857
$4,658,224
$6,925,431
$9,786,322
2014
2015
2016
2017
2018
2019
2020
Aggregate Revenues
61%
compound annual growth
of revenues
18%
average net margins
(24% pre-pandemic)
AFRICA
EATS


Historic and Projected Revenues
$150,000,000
$120,000,000
$90,000,000
$60,000,000
$30,000,000
$0
61%
CAGR
41%
CAGR
$599,836
$1,197,997
$1,686,722
$2,735,857
$4,658,224
$6,925,431
$9,786,322
$18,081,650
$29,397,815
$42,626,832
$61,808,907
$86,532,469
$116,818,834
24%
Net Margins
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Aggregate Revenues
Aggregate Profits
AFRICA
EATS

Disclaimer: These projections cannot be guaranteed


EAST AFRICA FRUITS
East Africa
hicken basket
Most of these companies are
Aggregator / Processor / Distributors
GEOSSY
Kalahari HONEY
MEAD


KEPRO

is providing expertise and financing to bring healthy food options to millions of Africans while supporting thousands of small farmers who previously had no way to reach major markets. The entrepreneurs doing this work are visionary but are in ongoing need of capital to expand their operations. Africa Eats is filling a major gap in that capital chain.

Invested $10,000 this round



A handful of these companies provides
Services to smallholder farmers
ZIWETO
boka feeds



Obamastove
GREEN CHARCOAL UGANDA
Four companies turn
agriculture waste
into cooking fuel

The below examples are portfolio companies of Africa Eats LTD.



ZIWETO AGRO-VET SHOP
VETERINARY PRODUCTS AND
VACCINES AT WHOLESALE
AND RETAIL PRICES
P.O.BOX 31793
LILONGWE 3
0994111111 0994088027
0881994469
$750,000
(2021)
$657,000
(2020)
$253,000
(2017)
$30,000
(2016)
+ $150,000 from Hivos in 2019
← $75,000 investment in 2017

Forward-looking projections cannot be guaranteed.




OBRi
Live Healthy
$1.6 million
(2021)
$1,100,000
(2019)
+ $75,000 in 2020
$684,000
(2018)
$56,000
(2016)
+ $60,000 investment in 2018

Forward-looking projections cannot be guaranteed.


MILK ATM
$2+million
(2021)
Rogathe Dairy
Fresh Cow Milk
$1,200,000
(2020)
$132,000
(2019)
$97,000
(2017)
+ $65,000 investment in 2020

Forward-looking projections cannot be guaranteed.


EAST AFRICA FRUITS
$5.9 million
(2021)
$3,200,000
(2020)
$1,100,000
(2019)
+ $2 million Series A in 2020
$100,000
(2013)
← $65,000 investment in 2014

Forward-looking projections cannot be guaranteed.

Management

Africa Eats is a lean organization, managed by a team of three.





Luni Libes
CEO/Chairman
Serial entrepreneur, teacher, author

Jumaane Tafawa
Executive Director
Expertise in corporate growth, specifically pan-African Growth

Saif Ahmed
COO / Agribusiness Expert
Agribusiness specialist with experience in investing banking

We'll grow the team to manage the services, but HQ will remain small and lean, as the companies we work with have their own management teams.

AFRICA EATS

Adding value through services:



- Financial management
- Electricity
- Transport
- Savings
- Insurance

to help strength and further grow our portfolio companies



Financial Management

*including the use of **Built Accounting**, one of our portfolio companies*


https://builtaccounting.com
built
Home Features Pricing Contact Login
Sign up for free!
Built:
for your growing business!
Get started! It's free


Solar Leases
to provide reliable 24/7/365 electricity


AFRICA EATS


Truck Leases
to provide affordable transport
Golden Banana
Golden Banana


Shared Savings & Credit
to ensure our portfolio companies have a "rainy day" fund bigger than they could each afford alone
SAVE
20


Mutual Insurance
to not only insure our portfolio companies but also the tens of thousands of smallholder farmers they work with


21


Africa Eats' Projected Revenues
$5M
(2027)
$3.2M
(2025)
$1M
(2022)
$0
(2020)
$150,000,000
$120,000,000
$90,000,000
$60,000,000
$30,000,000
$0
$599,856
$1,197,997
$1,686,722
$2,735,857
$4,658,224
$6,925,431
$9,786,322
$18,081,650
$29,397,815
$42,626,832
$61,808,907
$86,532,469
$116,818,834
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Aggregate Revenues
Aggregate Profits

Disclaimer: These projections cannot be guaranteed and Note: these projections are for Africa Eats, the whole multinational

Raising up to $1,007,000

USE OF FUNDS

- **Expanding our financial services**
- **Expanding our solar and truck leasing services**
- **Launching a shared savings & credit service**
- **Launching mutually-funded insurance services**

Filling in the infrastructure commonly missing in Africa while generating revenues for Africa Eats

Disclaimer: These projections cannot be guaranteed





Why Africa?


Why Africa?
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AFRICA
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Meet our companies

Thousands of African entrepreneurs asked to be part of this portfolio. From all of those, we've picked just a few dozen to work with. They have a history of fast growth, efficiency, and impact. They are amazing entrepreneurs. But rather than us telling you that, see and hear their passion for yourself:


3 stories from Africa Eats (1, 2, 3 of many)
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3 stories from Africa Eats (4, 5, 6 of many)
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3 stories from Africa Eats (7, 8, 9 of many)
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HONEY
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